UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)
                    Under the Securities Exchange Act of 1934

                             HAWAIIAN AIRLINES, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   419849-104
                                 (CUSIP Number)

                             Thomas X. Fritsch, Esq.
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                            Tel. No.: (212) 888-5500

                                 With a copy to:
                             Judith R. Thoyer, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                         New York, New York, 10019-6064
                            Tel. No.: (212) 373-3000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  July 8, 2002
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        This document consists of 7 pages

CUSIP No. 419849-104                                           Page 2 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIRLINE INVESTORS PARTNERSHIP, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)     [_]
                                                                (B)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
              NUMBER OF                 7       SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                    14,159,403
          BY EACH REPORTING             ----------------------------------------
                PERSON                  8       SHARED VOTING POWER
                 WITH

                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                14,159,403
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,433,408
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP No. 419849-104                                           Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         AIP GENERAL PARTNER, INC.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)     [_]
                                                                (B)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
              NUMBER OF                 7       SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                    14,159,403
          BY EACH REPORTING             ----------------------------------------
                PERSON                  8       SHARED VOTING POWER
                 WITH

                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                14,159,403
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,433,408
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP No. 419849-104                                           Page 4 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         JOHN W. ADAMS
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)     [_]
                                                                (B)     [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         N/A
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
              NUMBER OF                 7       SOLE VOTING POWER
                SHARES
          BENEFICIALLY OWNED                    14,433,408
          BY EACH REPORTING             ----------------------------------------
                PERSON                  8       SHARED VOTING POWER
                 WITH
                                                --
                                        ----------------------------------------
                                        9       SOLE DISPOSITIVE POWER

                                                14,433,408
                                        ----------------------------------------
                                        10      SHARED DISPOSITIVE POWER

                                                --
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,433,408
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP No. 419849-104                                           Page 5 of 7 Pages


                         AMENDMENT NO. 6 TO SCHEDULE 13D

         This is Amendment No. 6 (this "AMENDMENT") to the Schedule 13D filed by the Reporting Parties with respect to the Common Stock, par value $.01 per share (the "COMMON STOCK"), of Hawaiian Airlines, Inc. (the "COMPANY"), dated as of January 18, 1996, as amended by Amendment No. 1, dated as of January 31, 1996, as amended by Amendment No. 2, dated as of December 19, 2001, as amended by Amendment No. 3, dated as of April 22, 2002, as amended by Amendment No. 4, dated as of May 7, 2002, and as amended by Amendment No. 5, dated as of May 31, 2002 (the "ORIGINAL SCHEDULE 13D").

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended and supplemented by inserting at the end thereof the following:

         On May 31, 2002, the Company announced that it commenced a tender offer to purchase for cash up to 5,880,000 shares of the Common Stock at a price of $4.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2002 and the related Letter of Transmittal (the "OFFER"). Airline Investors Partnership, L.P. ("AIP") tendered all of the 18,181,818 shares of Common Stock that it owns in the Offer, on the condition that in no event would the Company accept for payment more than that number of AIP's shares of Common Stock that would cause its ownership interest in the Company, following completion of the Offer, to be less than or equal to 50.0%. In addition, John W. Adams tendered all of the 30,825 shares of Common Stock that he owns in the Offer.

         The Offer, which was oversubscribed, expired at 12:00 midnight, New York City time, on June 27, 2002. On July 8, 2002, the Company announced the final results of the Offer. According to the final count, 26,578,337 shares were tendered and not withdrawn. The Company accepted 5,880,000 properly tendered shares on a pro rata basis, with a proration factor of approximately 22.12%. Based on the final proration factor, the Company accepted for payment 4,022,415 shares of Common Stock from AIP and 6,820 shares of Common Stock from Mr. Adams.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Item 5(a) is hereby amended and supplemented by inserting at the end thereof the following:

         According to Amendment No. 4 to the Schedule TO filed by the Company with the Securities and Exchange Commission on July 9, 2002, there were 27,814,143 shares of Common Stock outstanding as a result of the completion of the Offer and subsequent option exercises.

         As a result of the completion of the Offer, AIP and AIP General Partner, Inc. ("AIP GP") are the beneficial owners of 14,159,403 shares of Common Stock, which constitute approximately 50.9% of the outstanding shares of Common Stock.

         As a result of the completion of the Offer, Mr. Adams is the beneficial owner of 14,433,408 shares of Common Stock, which constitute approximately 51.4% of the outstanding shares of Common Stock.

CUSIP No. 419849-104                                           Page 6 of 7 Pages

         (b) Item 5(b) is hereby amended and supplemented by inserting at the end thereof the following:

         As a result of the completion of the Offer, AIP and AIP GP have sole power to vote and to dispose of 14,159,403 shares of Common Stock.

         As a result of the completion of the Offer, Mr. Adams has the sole power to vote and to dispose of 14,433,408 shares of Common Stock.

         (c) Item 5(c) is hereby amended and supplemented by incorporating by reference the information set forth in Item 4 of this Amendment.

CUSIP No. 419849-104                                           Page 7 of 7 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 11, 2002


                                   AIRLINE INVESTORS PARTNERSHIP, L.P.

                                   By:  AIP General Partner, Inc.,
                                        its general partner


                                   By:  /s/ John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President


                                   AIP GENERAL PARTNER, INC.


                                   By:  /s/ John W. Adams
                                        ---------------------------------------
                                        Name:   John W. Adams
                                        Title:  President


                                   /s/ John W. Adams
                                   --------------------------------------------
                                   John W. Adams